Exhibit 1

Galloway Capital Partners, LLC

April 25, 2025

Weight Watchers International, Inc.

675 Avenue of the Americas, 6th Floor

New York, NY 10010

Attn: Tara Comonte, President and Chief Executive Officer

Dear Ms. Comonte:

Galloway Capital Partners, LLC, et al, is the beneficial owner of 2.87% of the common stock of Weight Watchers International, Inc.

The Company is rumored to be considering a Chapter 11 filing in order to reduce its debt burden. This would make little sense since the Company’s debt is not due to mature until 2028 and 2029, respectively. We are also perplexed since according to the 4th quarter financials, the Company appears to be doing well, having entered the compounding business, albeit, late in the game. The Company has millions of members, and their clinical business is growing rapidly with very strong margins. You and your team seem to have have positioned the Company to re-establish the Weight Watchers brand in the very lucrative weight loss business.

We believe if the company files Chapter 11, this will significantly impair the shareholders and be an extreme breach of the Board and Management’s fiduciary duty and responsibility. From our analysis, it appears that the Company can grow, service its debt, as well as negotiate a reduced debt deal in return for equity in the Company.

We would like to highlight that in December 2023 we filed a 13D in Regis Corporation (NASDAQ: RGS) which is a 6,000-unit haircutting/salon chain that had similar issues to Weight Watchers, with a debt burden of 7x EBITDA. Their board retained the services of an experienced investment bank which negotiated a restructuring of the debt at a discount in return for a 25% warrant position, which also preserved their NOL. These actions resulted in an 8x increase in the stock price, improved the balance sheet and positioned the company for growth. We believe that Weight Watchers should pursue a similar strategy.

When the Company reported a strong 4th quarter, the stock price climbed to $1.40, but the bankruptcy rumors have contributed to a 90% decline in the stock price to as low as $.14 per share.

Weight Watchers is not insolvent and in no way should pursue a Chapter 11 filing. In the event this occurs, we intend to pursue such remedies including the formation of an Equity Committee to protect the value and rights of the equity holders. If management and the Board pursue a reasonable plan to improve shareholder value and preserve its valuable NOL, we believe you should be able to generate a result similar to Hims & Hers Health, Inc. (NASDAQ: HIMS) which is a trading at a value of 600x of Weight Watchers.

I am available to speak and can be reached at (917) 405-4591.

Very truly yours,

Bruce Galloway

Chief Investment Officer